UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MTS, INCORPORATED

(Name of Applicant)

2500 Del Monte Street, Building C

West Sacramento, California 95691

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT
Senior Subordinated Securities Due 2009	Aggregate principal amount of $30,000,000, plus Additional Securities

Approximate date of proposed public offering:
On, or as soon as practicable after, the Effective Date of the
Company’s Plan of Reorganization

MTS, Incorporated
Attn:  DeVaughn Searson
2500 Del Monte Street, Building C

West Sacramento, California 95691

(916) 373-2500

With copies to:

O’Melveny & Myers LLP

Attn: David Johnson

400 S. Hope Street

Los Angeles, CA  90071

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

Item 1.                                                             GENERAL INFORMATION.

(a)           MTS, Incorporated (the “Company”) is a corporation.

(b)           The Company is organized under the laws of California. The mailing address for the Company is MTS, Incorporated, Attn: Chief Executive Officer, 2500 Del Monte Street, Building C, West Sacramento, California 95691.

Item 2.                                                             SECURITIES ACT EXEMPTION APPLICABLE.

The Company intends to issue its Senior Subordinated Notes due 2009 (the “Securities”), pursuant to a proposed Plan of Reorganization of the Company (the “Plan”) under Title 11 of the United States Code (the “Bankruptcy Code”).  Sufficient votes for acceptance of the Plan have been received, and the Company expects to promptly seek confirmation of the Plan by the United States Bankruptcy Court for the Central District of Delaware (the “Bankruptcy Court”). The Securities will be issued under an indenture (the “Indenture”) which is the subject of this application. A copy of the Disclosure Statement relating to the Plan (which includes the Plan as Appendix C thereto) is attached hereto as Exhibit T3E.  Capitalized terms used herein and not defined herein shall have the meanings given to such terms in the Disclosure Statement.

Under the Plan, on the date on which the Company consummates the Plan (the “Effective Date”), or as soon as practicable thereafter, (i) the holders of Class 4 Claims (as defined in the Plan), consisting of allowed claims held by holders of the Company’s outstanding 9 3/8% Senior Subordinated Notes due 2008 (the “Old Securities”), shall receive Securities in partial satisfaction of such claims.  The Securities will be due five years after the Effective Date.  The Company anticipates issuing $30,000,000 in Securities as well as Additional Securities under the Plan.

There has not been, nor is there going to be, any sales of Securities by the Company or by or through an underwriter at or about the same time as the Plan or the offering, exchange and distribution of the Securities.  The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for solicitation in connection with any aspect of the Plan.

The Company is relying on Section 1145(a)(1) of Title 11 of the Bankruptcy Code to exempt the offer, exchange and distribution of the Securities pursuant to the Plan from the registration requirements of the Securities Act and state securities and “blue sky” laws.  Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (3) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property.  The Company believes that the offer and issuance of Securities for Old Securities as part of the consideration given to holders of claims arising under the Old Securities under the Plan and the payment of a portion of the interest on the Securities by the issuance of Additional Securities under the Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and therefore is exempt from the registration requirements referred to above.

AFFILIATIONS

Item 3.                                                             AFFILIATES.

(a)           Set forth below is a list of all direct and indirect subsidiaries of the Company (the “Subsidiaries” and each a “Subsidiary”). Unless stated otherwise, each Subsidiary is wholly owned by the Company and each Subsidiary will continue its corporate existence unchanged after the Effective Date.

Subsidiary	Jurisdiction of Incorporation or Qualification
Three A’s Holdings, LLC	Delaware
Columbus & Bay, Inc.	California
Jeremy’s Holdings, LLC	Delaware
Tower Direct, LLC	Delaware
R.T. Records, Incorporated	California
33rd Street Records, Incorporated	Delaware
T.R. Services, Incorporated	California
Ireland TR, Incorporated	California
Pipernick Corp.	Delaware
TR Argentina, Incorporated	California
TR Israel, Incorporated	California
TR Mexico, Incorporated	California
Tower Graphics, Incorporated	California
8775 Sunset, Inc.	California

(b)                                 See Item 5 for “Principal Owners of Voting Securities” of the Company, some of whom may be deemed to be “affiliates” of the Company and the Subsidiaries by virtue of their holdings.

MANAGEMENT AND CONTROL

Item 4.                                                             DIRECTORS AND EXECUTIVE OFFICERS.

(a)           CURRENT DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”), respectively) of the Company. The mailing address for each executive officer and director listed below is c/o MTS, Incorporated, 2500 Del Monte Street, Building C, West Sacramento, California 95691.

Name	Position

E. Allen Rodriguez	President and CEO
DeVaughn D. Searson	Executive VP, CFO, Secretary, Treasurer & Director
Russell M. Solomon	Chairman Emeritus and Director
Michael Solomon	Director
Robert Lorber	Director
William Baumann	Executive Vice President
Kevin Cassidy	Executive Vice President
William Duffy	Senior Vice President of Retail Operations
Kevin Ertell	Senior Vice President of Online Operations
Robert Kaufman	Senior Vice President of Business Development & Franchises
Shaun Mahan-Pompei	Senior Vice President of Compensation & Benefits
Rebecca Roedell	Senior Vice President of Finance
George Scarlett	Senior Vice President/Chief Merchant
Russ Eisenman	Vice President of Marketing & Advertising
John Fraser	Vice President Retail Analysis
Renee Gromacki	Vice President of Human Resources
Christopher Hanlon	Vice President Technology Services
Robert Hannan	Vice President of Construction & Maintenance
Michael Jansta	Vice President International Marketing
Stephany Jordan	Vice President of Print Shop
Jason Munyon	Vice President International Retail Operations
Donald Neuner	Vice President of Loss Prevention
Priscila Templeton	Vice President Real Estate
Nicolas Thakar	Vice President & Senior Counsel
Karen Wilhelmi	Vice President Controller

(b)           DIRECTORS AND EXECUTIVE OFFICERS AS OF THE EFFECTIVE DATE.

Name	Position
E. Allen Rodriguez	President and CEO
Russell M. Solomon	Chairman Emeritus and Director
Leslie Pruett	Director

Paul Lukaszewski	Director
Joe Dougherty	Director
Russell Solomon	Director
DeVaughn D. Searson	Executive VP, CFO
William Baumann	Executive Vice President
Kevin Cassidy	Executive Vice President
William Duffy	Senior Vice President of Retail Operations
Kevin Ertell	Senior Vice President of Online Operations
Robert Kaufman	Senior Vice President of Business Development & Franchises
Shaun Mahan-Pompei	Senior Vice President of Compensation & Benefits
Rebecca Roedell	Senior Vice President of Finance
George Scarlett	Senior Vice President/Chief Merchant
Russ Eisenman	Vice President of Marketing & Advertising
John Fraser	Vice President Retail Analysis
Renee Gromacki	Vice President of Human Resources
Christopher Hanlon	Vice President Technology Services
Robert Hannan	Vice President of Construction & Maintenance
Michael Jansta	Vice President International Marketing
Stephany Jordan	Vice President of Print Shop
Jason Munyon	Vice President International Retail Operations
Donald Neuner	Vice President of Loss Prevention
Priscila Templeton	Vice President Real Estate
Nicolas Thakar	Vice President & Senior Counsel
Karen Wilhelmi	Vice President Controller

Item 5.    PRINCIPAL OWNERS OF VOTING SECURITIES.

(a)           10% OR MORE HOLDERS OF VOTING SECURITIES AS OF THE DATE OF THIS APPLICATION.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned	Percentage of All Outstanding Voting Securities

Tower Records, Incorporated	Class B Common Stock	1,000	100%	100%

(b)           10% OR MORE HOLDERS OF VOTING SECURITIES AS OF THE EFFECTIVE DATE (based on information available to the Company as of the date of this application).

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned	Percentage of All Outstanding Voting Securities

Barclays Bank, PLC	Common Stock	2,055,454	20.6%	20.6%
Highland Capital Management, L.P.	Common Stock	1,545,454	15.5%	15.5%
Tower Records, Incorporated	Common Stock	1,500,000	15%	15%
AIG Global Investment Corp.	Common Stock	1,452,727	14.5%	14.5%
MW Post Advisory Group, LCC	Common Stock	1,232,500	12.3%	12.3%

UNDERWRITERS

Item 6.                                                             UNDERWRITERS.

(a)           No person acted as underwriters for the Company’s securities within the past three years.

(b)           No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7.                                                             CAPITALIZATION.

(a)           The following table sets forth information with respect to each authorized class of securities of the Company as of the date of this application:

Title of Class	Amount Authorized	Amount Outstanding

Class A Common	5,000,000	None
Class B Common	10,000,000	1,000
Preferred	1,000,000	None

The following table sets forth information with respect to each authorized class of securities of the Company as of the Effective Date, following the amendment of the Company’s Articles of Incorporated to consolidate its two classes of common stock into a single class and to effect a 1,500 for 1 stock split.

Title of Class	Amount Authorized	Amount Outstanding

Common	100,000,000	10,000,000

Preferred	1,000,000	None

(b)           VOTING RIGHTS.  The voting rights of the Company’s existing equity securities are as follows:  Only shares of Class B common stock are currently outstanding.  Holders of Class B common stock have one vote per share of Class B common stock on all matters put before a vote of the holders of common stock.

As of the Effective Date:  One vote per share of common stock on all matters put before a vote of the holders of common stock.

INDENTURE SECURITIES

Item 8.                                                             ANALYSIS OF INDENTURE PROVISIONS.

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto.  Capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the Indenture.

(a)           EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

The “Events of Default” set forth in the Indenture include:

(1)           a default for 30 days in the payment of interest when due on the Securities (whether or not prohibited by the subordination provisions of the Indenture),

(2)           a default in the payment of principal of any Security when due (whether or not prohibited by the subordination provisions of the Indenture),

(3)           the failure by the Company to comply with any of the provisions of Section 4.06 (Asset Sales), or Section 4.13 (Change of Control), (whether or not prohibited by the Subordination provisions of the Indenture),

(4)           failure by the Company to comply with the provisions of Section 5.01 (Mergers, Sales of Assets, etc.),

(5)           the failure by the Company to comply with any other covenant, representation, warranty or other agreements in the Indenture or the Securities for 30 days or more after written notice,

(6)           default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any Significant Restricted Subsidiaries having an outstanding principal amount of $15.0 million or more individually or in the aggregate that has resulted in the holder or holders thereof realizing on any material portion of the assets of the Company; provided, however, that upon cure or waiver of such default with respect to such other Indebtedness, the Event of Default under this provision shall automatically be cured without any action by the Trustee, the Company, or the Holders;

(7)           failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days, other than judgments related to the JP Morgan Chase Credit Facility or amendments, replacements or refinancings thereof, or

(8)           certain events of bankruptcy or insolvency with respect to the Company or any of the Company’s Significant Restricted Subsidiaries.

However, a default under clause (5) will not constitute an Event of Default until the Trustee provides a written notice to the Company, or the Holders of 25% in aggregate principal amount of the outstanding Securities provide a written notice to the Company and the Trustee, of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing with respect to the Indenture (other than certain events of bankruptcy, insolvency or reorganization), a Trustee or the Holders of not less than 25% in principal amount of the Securities outstanding may declare the principal of and premium, if any, and accrued by unpaid interest on all the Securities due and payable.  Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately.

If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on the Securities will become and be immediately due and payable without any declaration or other act on the party of either Trustee or any Holders of the Securities.

Under certain circumstances, the Holders of at least a majority in principal amount of the outstanding Securities may rescind any such acceleration with respect to the Securities and its consequences.

No Holder of a Security may pursue any remedy under the Indenture unless:

(1)           such Holder has previously given written notice to the Trustee of a continuing Event of Default,

(2)           the Trustee shall have received a request from Holders of at least 25% in principal amount of outstanding Securities to pursue such remedy,

(3)           the Trustee shall have been offered reasonable funding and indemnity,

(4)           the Trustee shall have failed to act for a period of 60 days after receipt of such notice, request and offer of funding and indemnity, and

(5)           no direction inconsistent with such written request has been given to either Trustee during such 60 day period by Holders of a majority in principal amount of the outstanding Security;

provided, however, such provision does not affect the right of a Holder of a Security to sue for enforcement of any overdue payment thereon.

Subject to certain restriction, the Holders of at least a majority in aggregate principal amount of the outstanding Securities are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee; provided that such direction does not conflict with any rule of law or with the Indenture.  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Securities unless such Holders have offered to the Trustee reasonable indemnity or security against any the costs, expenses and liabilities that might be incurred by the Trustee in compliance with such request or direction.

The Indenture provides that if a Default or Event of Default occurs and is continuing and the Trustee has actual knowledge thereof, the Trustee must mail to each Holder of the Securities notice of the Default or Event of Default within 30 days after the Trustee becomes aware of the occurrence thereof, unless the Trustee in good faith determines that it is in the interest of the Holders of the Securities to withhold such notice.  The Company is required to deliver to each Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous year.  Upon becoming aware of any Default or Event of Default, the Company also is required to deliver to the Trustee promptly (but within five business days after the expiration of any cure periods) written notice of any event which would constitute a Default or an Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

The Securities are subordinated in right of payment to the prior payment in full of all Senior Indebtedness.

(b)           AUTHENTICATION AND DELIVERY OF THE SECURITIES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

The Securities to be issued under the Indenture may from time to time be executed on behalf of the Company by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Company’s order and the Indenture.  Each Security shall be dated the date of its authentication, and no Security shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated under the Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Securities on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Securities because the Securities will be issued as part of the consideration given to holders of claims arising from the Old Securities for Existing Securities pursuant to the Plan.

(c)           RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

None.

(d)           SATISFACTION AND DISCHARGE OF THE INDENTURE; REDEMPTION OF THE SECURITIES.

The Company may terminate its obligations under the Securities and the Indenture, except those obligations listed below, if:

(i)            either (a) all the Securities theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (b) all Securities not theretofore delivered to the Trustee for cancellation have become due and payable or have been called for redemption and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Securities not theretofore delivered to the Trustee for cancellation to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(ii)           the Company has paid all other sums payable under the Indenture by the Company; and

(iii)          the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

After the Securities are no longer outstanding, certain of the Company’s obligations regarding subordination of the Securities and payment and indemnification of the Trustee survive.

The Securities may be optionally redeemed at any time in whole or in part at a redemption price equal to 101% of the principal amount of the Securities being redeemed plus accrued unpaid interest.

(e)           THE EVIDENCE REQUIRED TO BE FURNISHED BY THE OBLIGOR TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND THE COVENANTS PROVIDED FOR IN THE INDENTURE.

The Company will deliver to the Trustee, within 120 days after the end of its fiscal year ending after the date of the Indenture a certificate, stating whether the signers thereof know the Company is in default in the performance and observance of the provisions of the Indenture, and if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

The Company shall deliver to the Trustee promptly (but within five Business Days after the expiration of any cure periods) an Officers’ Certificate setting forth the details of such Default or Event of Default, and the action which the Company proposes to take with respect thereto.

Upon any application or request by the Company to the Trustee to take any action under the Indenture, the Trustee may require the Company to furnish to the Trustee an Officer’s Certificate or an Opinion of Counsel as may be required under the Trust Indenture Act to the effect that all conditions precedent and covenants, if any provided for in the Indenture relating to the proposed actions have been satisfied.

Item 9.                                                           OTHER OBLIGORS.

The Company’s obligations with respect to the Securities are not guaranteed at this time.

CONTENTS OF APPLICATION FOR QUALIFICATION.  This application for qualification comprises:

(a)           Pages number 1 to 16, consecutively.

(b)           The statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee, under the indenture to be qualified (filed herewith as Exhibit 25.1).

(c)           The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Articles of Incorporation, as if in effect on the date of filing hereof (filed herewith).

Exhibit T3A-2	Form of Amended and Restated Articles of Incorporation of the Company as anticipated to be in effect on the Effective Date (filed herewith).

Exhibit T3B	Bylaws of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3C

Form of Indenture, to be dated as of the Effective Date, among the Company and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not Applicable.

Exhibit T3E	Disclosure Statement and Exhibits of the Company Pursuant to Section 1125 of the Bankruptcy Code (including a form of the Plan which is Exhibit C thereto) (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C).

Exhibit 25.1	Form T-1 qualifying Bankers Trust Company, as Trustee under the Indenture to be qualified (filed herewith).

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, MTS, Incorporated, a corporation organized and existing under the laws of California, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Sacramento and State of California on March 12, 2004.

(SEAL)			MTS, INCORPORATED

Attest:	/S/ Rebecca Roedell		By:	/S/ DeVaughn Searson
	Name:	Rebecca Roedell		Name: DeVaughn Searson
	Title:	Vice President of Finance	Title:	Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A-1	Articles of Incorporation, as if in effect on the date of filing hereof (filed herewith).

Exhibit T3A-2	Form of Amended and Restated Articles of Incorporation of the Company as anticipated to be in effect on the Effective Date (filed herewith).

Exhibit T3B	Bylaws of the Company, as in effect on the date of filing hereof (filed herewith).

Exhibit T3C

Form of Indenture, to be dated as of the Effective Date, among the Company and The Bank of New York, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not Applicable.

Exhibit T3E	Disclosure Statement and Exhibits of the Company Pursuant to Section 1125 of the Bankruptcy Code (including a form of the Plan which is Exhibit C thereto) (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C).

Exhibit 25.1	Form T-1 qualifying Bankers Trust Company, as Trustee under the Indenture to be qualified (filed herewith).